Via Facsimile and U.S. Mail
Mail Stop 03-09


May 6, 2005


Mr. Jeffrey A. Ludrof
President and CEO
Erie Family Life Insurance Company
100 Erie Insurance Place
Erie, PA   16530

Re:	Erie Family Life Insurance Company
	Form 10-K for the fiscal year ended December 31, 2004
	Form 10-Q for the quarterly period ended March 31, 2005
	File No. 002-39458

Dear Mr. Ludrof:


We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures. Where our comments call for disclosure, we think you should amend your documents in response to these comments. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your form 10-K filing for December 31, 2004 and your form 10-Q filing for March 31, 2005 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment, or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

1. Include a discussion of any recently issued accounting literature that has yet to be implemented that could potentially impact the operations of the company.

Critical Accounting Estimates, pages 12-14

2. We note your disclosures of the methods used by the company to apply the accounting principles used for the valuation of investments, policy acquisitions costs and of the reserves for policy liabilities. This discussion should also present the company`s analysis of the uncertainties involved in applying the principles at a given time or the variability that is reasonably likely to result
from their application over time.  Given the inherent uncertainty in
arriving to these estimates, a more robust discussion of them is appropriate. Please include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact
on your financial statements such as potential material adverse
effects for all critical estimates discussed.   Such disclosures
explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. See Release 33-8350.

Results of Operations

Revenues

3. On page 15 it is disclosed that the company`s annuity deposits have decreased significantly during the year. Please consider including additional disclosures addressing this item if it is a known trend that is believed to be reasonably likely to have a material effect on financial condition or operating performance of the business. Please refer to Release 33-8350 and identify and disclose any other known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance of the business.
This
comment also applies to other instances in the company`s filings where changes are attributed to declines such as the reference to reduced new traditional policies discussed in the Form 10-Q for March
31, 2005.

Liquidity and Capital Resources, Contractual Obligations, page 20

4. Please revise the table to present amounts gross and not net of the effect of estimated amounts for reinsurance recoverable.

Factors that may affect future results

Implementation of new valuation system, page 22

5. Please explain to us and revise your filing to include a more descriptive disclosure of the reasons why the implementation of the system could result in changes to recorded reserve estimates. Please quantify the expected changes to all items and all periods affected.
Please tell us whether the changes are caused by a change in estimates or by a correction of an error.

Financial Statements

Note 3.  Significant accounting policies

Investments, page 36

6. Please explain to us and revise the description of the accounting policy used for recording interest in limited partnerships. It is unclear how you would record unrealized gains and losses on investments that are recorded using the equity method. Please cite any applicable authoritative literature that was used by the company to account for these investments.

Insurance liabilities, pages 38-39

7. The company`s policy related to the disability income reserves is unclear. Please provide to us a better description of the reserving process as well as the amounts included in the reserve. Include a discussion of how this reserving methodology complies with SFAS
60.

Note 4.  Investments, pages 41-45

8. We note the discussion of the company`s securities lending program on page 45. It appears that the company is accounting for these loans of securities as secured borrowings. Please explain to us why the company did not segregate the securities loaned under these agreements in accordance with paragraph 15 of SFAS 140. Further, it appears that, because these transactions are in essence secured borrowings, the collateral received and repaid under this program should be reflected as a financing activity in the statement of cash flows in accordance with the discussion of paragraphs 94-95 of SFAS
140. Please explain to us how the company arrived at the accounting treatment that it applied to these transactions including references to the specific paragraphs within the authoritative literature upon which it relied to determine this accounting treatment.

Note 5.  Deferred policy acquisition costs, page 46

9. We note that the company revised its DAC amortization assumptions and that this significantly impacted the current period amortization of DAC. It appears that these changes in assumptions reduced the amount of DAC amortization to be recognized in future periods.
The
cumulative impact of this adjustment in the current period sufficiently masks the actual impact that these changes in assumptions will have on expected future amortization. Please revise management`s discussion and analysis to discuss this known trend by including at a minimum the impact the cumulative adjustment had in the current period as well as what management anticipates future amortization will be as a result of this adjustment.

Item 9A.  Controls and procedures

Evaluation of Disclosure Controls and Procedures, page 60

10. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as described in the following paragraph." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

11. Please revise this disclosure to better address the impact that this material weakness over internal control had on the financial reporting processes covered in this period. Include items such as how it was identified, what additional steps had to be taken to ensure that the financial statements were not affected by it, and anything else that will allow an investor to better understand the impact this weakness had on the financial reporting process.

Form 10-Q - March 31, 2005

Part I Financial Information

Item 1.  Financial Statements (unaudited)

Note E - Deferred policy acquisition costs (DAC) asset, pages 12-
13

12. We note that the company revised its DAC amortization assumptions in the current quarter related to an expense study. Please provide to us a more detailed description of what generated this change. We note that the company recently affected another such unlocking in the previous year. Also describe to us in more detail what the true-up of certain items in this period represents.


Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Benefits and Expenses, page 18

13. Please extend your current discussion of the "refinements" made to the liability calculation and include a more detailed explanation of the adjustment recorded. Please specify if this adjustment was a correction of an error or a change in estimate.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ibolya Ignat, Staff Accountant at 202-824-
5528
(202-551-3656 after May 12, 2005) or James R. Atkinson, Accounting Branch Chief, at 202-942-2826 (202-551-3674 after May 13, 2005) if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-942-1803 (202-551-3679 after May 13,
2005).


								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Jeffrey A. Ludrof
Erie Family Life Insurance Company
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